SMSA CRANE ACQUISITION CORP.
1397 Dominion Plaza, Suite 100
Tyler, Texas  75703

August 1, 2013

U. S. Securities and Exchange Commission
Washington, D.C. 20549

Attention:  James Allegretto, Senior Assistant Chief Accountant

Re:	SMSA Crane Acquisition Corp. Item 4.01 Form 8-K/A Filed July 29, 2013 File Number 000-53800

Dear Mr. Allegretto:

On July 31, 2013 SMSA Crane Acquisition Corp. (the “Registrant”) received the following comment from the Staff regarding Exhibit 16.1 to the Registrant’s Form 8-K/A filed with the Commission on July 29, 2013.  The comment states as follows:

Exhibit 16.1

1.
We note Exhibit 16.1 incorrectly refers to L2 Medical Development Company (SEC File #000-54092 CIK:1495899).  Please have your auditors amend Exhibit 16.1 for the incorrect reference and to refer to Form 8-K/A.  Exhibit 16.1 should be currently dated.

Registrant’s Response:  On August 1, 2013 the Registrant filed its Form 8-K/A with a revised Exhibit 16.1, which refers to the Registrant to correct the error noted in the above Staff Comment.  Exhibit 16.1 has been dated August 1, 2013 and reviewed and signed by S. W. Hatfield, CPA.

Please contact the undersigned if the Staff has any questions or additional comments.

Sincerely, /s/ Carolyn C. Shelton Carolyn C. Shelton President and Chief Executive Officer